VERU INC.

48 NW 25th Street

Suite 102

Miami, Florida 33127

June 30, 2020

SENT VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:	Re:	Veru Inc.
Registration Statement on Form S-3
(File No. 333-239493)

In accordance with Rule 461 under the Securities Act of 1933, as amended, on behalf of Veru Inc., the undersigned respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. (Eastern Time) on July 1, 2020 or as soon as practicable thereafter.

Yours very truly,

VERU INC.

BY	/s/ Michele Greco
Michele Greco, Chief Financial Officer and Chief Administrative Officer